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                                                                       EXHIBIT 8



               [CARLSMITH BALL WICHMAN CASE & ICHIKI LETTERHEAD]



                                 July 26, 1996


Stockholders of Valley Industries, Inc.:

         Mr. Lloyd K. Benson
         Mr. Duane H. Zobrist
         Mr. E. Mark Zobrist
         Mr. Gerry R. Zobrist
         Mr. R. Phillip Zobrist
         Mr. Richard D. Zobrist

c/o 300 West Bonanza Road
Las Vegas, NV  89196

Gentlemen:

                 You have requested our opinion with respect to certain of the federal income tax consequences of the proposed merger (the "Merger") of Valley Industries, Inc. ("Industries") with and into JP Foodservice Distributors, Inc. ("JPF Distributors") pursuant to the Agreement and Plan of Merger dated as of May 17, 1996 (the "Merger Agreement"), among JP Foodservice, Inc. ("JP"), JPF Distributors, Industries, E&H Distributing Co., Inc., doing business as Valley Food Distributors of Nevada ("Valley"), and Lloyd K. Benson, Duane H. Zobrist,
E. Mark Zobrist, Gerry R. Zobrist, R. Phillip Zobrist, and Richard D. Zobrist (individually, a "Stockholder" and collectively, the "Stockholders"). Capitalized terms used but not defined herein shall have the same meanings as in the Merger Agreement.

                 Pursuant to the Merger Agreement, at the Effective Time Industries will merge with and into JPF Distributors, and JPF Distributors will be the surviving corporation. At the Effective Time, each outstanding share of Industries common stock shall be converted into the right to receive that number of JP Common Shares which equals the Per Share Consideration, and each share of Industries common stock to be converted into the right to receive JP Common Shares shall cease to be outstanding, shall be cancelled, retired and shall cease to exist, and the Stockholder, as the holder of the certificate representing such share of Industries common stock will cease to have any rights with respect thereto, except the right to
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Stockholders of Valley Industries, Inc.
July 26, 1996
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receive the Per Share Consideration therefor upon the surrender of the certificate in accordance with the Merger Agreement.

                 The Per Share Consideration shall equal that number of JP Common Shares obtained by dividing (x) the Share Consideration by (y) the number of shares of Industries common stock outstanding at the Effective Time. The Share Consideration equals that number of JP Common Shares obtained by dividing (x) the excess (A) of the Acquisition Purchase Price over (B) the "Z" Leasing Consideration by (y) $22.01, the Merger Share Price. No certificates representing fractional shares of JP Common Shares will be issued. In lieu of any fractional JP Common Shares, each holder of Industries common stock who otherwise would be entitled to receive a fractional JP Common Share shall be paid an amount of cash (without interest) determined by multiplying such fraction by the Merger Share Price.

                 The Merger is part of an overall transaction which also includes JP's acquisition of all of the assets and assumption of all of the liabilities of "Z" Leasing Co. ("'Z' Leasing"), a Nevada general partnership whose sole general partners are the Stockholders. Pursuant to a separate Purchase and Sale Contract dated as of May 17, 1996 (the "Purchase Contract") between JP and "Z" Leasing, JP will purchase all of the assets and assume all of the liabilities of "Z" Leasing. The "Z" Leasing Consideration, which equals $18,000,000 minus the total indebtedness of "Z" Leasing included in the Audited May Balance Sheet and the portion of the Actual Acquisition Fees allocated to "Z" Leasing, is payable in JP Common Shares at the Merger Share Price.

                 We have examined originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of such documents.

                 Based upon and subject to the foregoing and the assumptions set forth below (the accuracy of which assumptions we have not independently verified with your approval), and on the basis of U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date hereof, all of which are subject to change, retroactively or prospectively, or possibly
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Stockholders of Valley Industries, Inc.
July 26, 1996
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differing interpretations, it is our opinion that the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly:

                 1. No gain or loss will be recognized by Industries, Valley, JP or JPF Distributors as a result of the Merger.

                 2. No gain or loss will be recognized by any Stockholder solely on such Stockholder's receipt of JP Common Shares in the Merger (except to the extent of cash received in lieu of a fractional share thereof) in exchange for such Stockholder's shares of Industries common stock.

                 3. Each Stockholder's basis for federal income tax purposes in the JP Common Shares he receives as a result of the Merger will equal such Stockholder's basis in his Industries common stock surrendered therefor (reduced by an amount allocable to a fractional share interest for which cash is received).

                 4. Each Stockholder will have a holding period for federal income tax purposes with respect to the JP Common Shares he receives as a result of the Merger that includes such Stockholder's holding period with respect to the shares of Industries common stock surrendered therefor, provided that such Stockholder held his shares of Industries common stock as capital assets immediately prior to the Effective Time.

                 5. Each Stockholder receiving cash in lieu of a fractional share interest generally should be treated as if such Stockholder actually received such fractional share interest and such interest was subsequently redeemed by JP. This redemption generally should result in either (i) capital gain or loss measured by the difference between the amount of cash received and the portion of the Stockholder's basis in his shares of Industries common stock allocable to the fractional JP Common Share deemed redeemed or (ii) a dividend in an amount equal to the amount of cash received, depending, among other things, on the Stockholder's percentage ownership of JP, including ownership by attribution.
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Stockholders of Valley Industries, Inc.
July 26, 1996
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                 The foregoing opinion is conditioned upon the accuracy, as of the date hereof and as of the Effective Time, of certain assumptions, including but not limited to the following:


                 1. The fair market value of the JP Common Shares received by each Stockholder will be approximately equal to the fair market value of the shares of Industries common stock exchanged therefor;

                 2. JPF Distributors will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Industries immediately prior to the Merger (treating the assets of Industries used to pay its reorganization expenses or to redeem Industries common stock during the past 36 months as assets held by Industries immediately prior to the Merger);

                 3. JP has no plan or intention to sell, and JPF Distributors has no plan or intention to issue JPF Distributors capital stock if the effect of such sale or issuance would be to reduce JP's ownership of JPF Distributors capital stock to an amount that is less than the amount required for JP to be deemed to be in control of JPF Distributors for purposes of Section 368(a)(2)(D) of the Code;


                 4. JP has no plan or intention to reacquire any of the JP Common Shares issued as a result of the Merger; provided, however, 10% of the JP Common Shares issued in connection with the Acquisition and held in the Escrow Deposit could be returned to JP to satisfy Purchaser Indemnity Claims, and Purchaser Indemnity Claims in Excess of the Deemed Escrow Value of the JP Common Shares may be satisfied, at the election of a Stockholder, through the delivery of JP Common Shares to JPF Distributors or JP;


                 5. JP has no plan or intention to liquidate JPF Distributors, to merge JPF Distributors with and into another corporation, to sell or otherwise dispose of the capital stock of JPF Distributors, or to cause JPF Distributors to sell or otherwise dispose of any of the assets acquired in the Merger, except for sales or dispositions in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code;
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Stockholders of Valley Industries, Inc.
July 26, 1996
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                 6.       The liabilities of Industries assumed by JPF
         Distributors or by JP and the liabilities to which the transferred assets of Industries are subject were incurred by Industries in the ordinary course of its business or in connection with investigating the possible acquisition of Industries by other potential acquiring parties or are liabilities incurred by Industries in connection with the Merger, except that JP or JPF Distributors will bear the expense of HSR Act filings;

                 7. After the Merger, JPF Distributors will continue the historic business of Industries or use a significant portion of the historic assets of Industries in a business;

                 8. There is no intercorporate indebtedness existing between JP and Industries or between JPF Distributors and Industries that was issued, acquired or will be settled at a discount;

                 9. The fair market value of the assets of Industries transferred to JPF Distributors will equal or exceed the sum of liabilities assumed by JPF Distributors, plus the amount of liabilities, if any, to which the transferred assets are subject;

                 10. As of the Effective Time, the value of the JP Common Shares received by the Stockholders as a result of the Merger was greater than 50% of the value of all the Industries common stock outstanding immediately prior to the Effective Time (treating fractional share interests for which cash is received, and stock redeemed within the past 36 months, as outstanding Industries Common Shares);

                 11. The Stockholders have no plan or intention to sell, exchange or otherwise dispose of a number of JP Common Shares received in the Merger that would reduce the Stockholders' ownership of JP Common Shares to a number of shares having a value as of the Effective Time of less than 50% of the value of all the formerly outstanding shares of Industries common stock immediately prior to the Effective Time (treating fractional share interests for which cash is received, and stock redeemed within the past 36 months, as outstanding Industries common stock); and
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Stockholders of Valley Industries, Inc.
July 26, 1996
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                 12.      The entire issued and outstanding capital stock of
         Industries is common stock and is subject to the Merger Agreement.

                 In the event that the Internal Revenue Service were to successfully assert that a liability or expense paid by JP or paid or assumed by JPF Distributors in the Merger (other than a liability or expense solely and directly related to the Merger) was a liability or expense that primarily benefited the Stockholders, then such assumption of liability or expense would give rise to tax liability for the Stockholders. In addition, no opinion whatsoever is expressed herein with respect to the federal income tax treatment of the transactions contemplated by the Escrow Agreement, the Escrow Deposit or the satisfaction of Purchaser Indemnity Claims from JP Common Shares held in the Escrow Deposit.

                 This opinion is limited to the matters expressly stated herein, and no opinion may be inferred or implied beyond such matters. We disclaim any obligation to update this opinion letter. This opinion is furnished to you as the Stockholders voting on the Merger, is solely for the benefit of the Stockholders, and is not to be used, circulated, quoted or otherwise referred to or relied upon for any other purpose or by any other person without in each instance our prior written consent.

                 We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 which was filed by JP with the U.S. Securities and Exchange Commission as Filing No. 333-6645. We also consent to the reference to Carlsmith Ball Wichman Case & Ichiki under the headings "Certain Federal Income Tax Consequences of the Acquisition" and "Legal Matters" in the Information Statement/Prospectus which forms part of such Registration Statement.


                                              Very truly yours,

                                              CARLSMITH BALL WICHMAN
                                                 CASE & ICHIKI

                                              /s/ NANCY M. BECKNER
                                              ----------------------------
                                              Nancy M. Beckner
                                              Partner

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